Exhibit (m)
HENDERSON GLOBAL FUNDS
 AMENDED AND RESTATED RULE 12B-1 PLAN
The Amended and Restated Plan (“Plan”) described below is adopted pursuant to the provisions of Rule 12b-1 (“Rule 12b-1”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by the Board of Trustees (the “Board” and the members individually, “Trustees”) of Henderson Global Funds (the “Trust”), including a majority of the Trustees who: (i) are not “interested persons,” as defined by Section 2(a)(19) of the 1940 Act, of the Trust (“Independent Trustees”); and (ii) have no direct or indirect financial interest in the Plan or any agreement related thereto, (the “Qualified Independent Trustees”).  The Trust currently issues units of beneficial interest (“Shares”) in the twelve (12) following portfolios:  Henderson All Asset Fund, Henderson Dividend & Income Builder Fund, Henderson Emerging Markets Fund, Henderson European Focus Fund, Henderson Global Equity Income Fund, Henderson Global Technology Fund, Henderson High Yield Opportunities Fund, Henderson International Long/Short Equity Fund, Henderson International Opportunities Fund, Henderson International Small Cap Fund, Henderson Strategic Income Fund and Henderson US Growth Opportunities Fund (collectively referred to as the “Portfolios” and individually referred to as a “Portfolio”).  Henderson International Opportunities Fund has four classes of Shares under the Plan:  Class A, C, IS and R Shares.  Henderson European Focus Fund, Henderson Global Technology Fund, Henderson Strategic Income fund, Henderson All Asset Fund, Henderson Dividend & Income Builder Fund, Henderson Emerging Markets Fund, Henderson Global Equity Income Fund, Henderson High Yield Opportunities Fund, Henderson International Long/Short Equity Fund, Henderson International Small Cap Fund and Henderson US Growth Opportunities Fund have two classes of Shares under the Plan:  Class A and C Shares.  The Trust desires to adopt the Plan with respect to Portfolios that are presently designated and such other series or classes as may hereafter be designated by the Board (each, an “Additional Portfolio”).  The Board, having determined that there is a reasonable likelihood that the following described Plan will benefit the Trust, the Portfolios and its shareholders and that said Plan is otherwise in the best interests of the Trust, the Portfolios and its shareholders, hereby adopts and approves the Plan, and the related agreements described herein.
1. The Plan is adopted in order to induce firms (including brokerage firms, depository institutions and other firms) to provide distribution and/or services to the Trust and its shareholders and to enable the Trust to compensate such firms for providing distribution and/or services to the Trust and its shareholders and to enable the Trust to compensate such firms for certain expenses associated with the distribution services and services to be provided under the Plan.
2. Amounts paid under the Plan shall comply with the guidelines concerning asset-based sales charges as set forth in the Conduct Rules of the Financial Industry Regulatory Authority, Inc.
3. Pursuant to an agreement (the “Agreement”), the Trust will pay the principal distributor named therein from time to time (the “Principal Distributor”):  (i) with respect to the

Class A Shares of each Portfolio a distribution fee at an annual rate equal to .25 of 1% per annum of the average daily net assets of the Class A Shares of each Portfolio; (ii) with respect to the Class C Shares of each Portfolio, a distribution fee and a service fee at an annual rate equal to .75 of 1% per annum and .25 of 1% per annum, respectively, of the average daily net assets of the Class C Shares of each Portfolio; (iii) with respect to the Class R Shares of a Portfolio which has Class R Shares, a distribution fee at an annual rate equal to .50 of 1% per annum; and (iv) with respect to the Class IS Shares of a Portfolio which has Class IS Shares, a distribution fee at an annual rate equal to .05 of 1% per annum.
4. The Board shall require that the Principal Distributor prepare reports for review of the Board on a quarterly basis which list the amounts expended by the Principal Distributor under the Agreement and the purposes for such expenditures, including amounts paid to participating broker-dealers or other firms, if any, and such other information as from time to time shall be reasonably requested by the Board.  Not less frequently than quarterly, the Board shall review said report(s) at a meeting of the Board.
5. This Plan will become effective upon approval by a vote of the Board and of the Qualified Independent Trustees, cast in person at a meeting called for the purpose of voting on the Plan.
6. The Plan (and related agreements) unless terminated earlier as hereinafter provided, shall continue in effect from year-to-year as to each Portfolio so long as each such continuance is approved at least annually by the vote of the Board, including a majority of the Qualified Independent Trustees cast in person at a meeting called for the purpose of voting on such Plan (and related agreements).  This Plan (and related agreements) shall become effective as to each Additional Portfolio upon approval by the vote of the Board, including a majority of the Qualified Independent Trustees and any other approvals that may be required by Rule 12b-1.
7. The Plan may be terminated by the Trust or a Portfolio at any time upon the vote of a majority of the Qualified Independent Trustees or by the vote of a majority of the outstanding voting securities of that Portfolio (as defined in the 1940 Act) and any related agreement may be terminated by the Trust in a similar manner without penalty upon at least 60 days’ written notice to the Principal Distributor as provided in such agreements.  The Agreement may be terminated by the Principal Distributor without penalty upon at least 60 days’ written notice to the Trust.  The Plan will terminate automatically upon assignment (as defined in the 1940 Act).
8. All material amendments to the Plan must be approved by the vote of the Board, including a majority of the Qualified Independent Trustees, cast at a meeting called for the purpose of voting on such amendments, and in the case of any amendment materially increasing the amount of expenditures for distribution to be paid by a Portfolio, by the vote of the majority of the outstanding voting securities of the Portfolio (as defined in the 1940 Act).

9. So long as the Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of Independent Trustees.
Approved:  August 21, 2001, as amended December 13, 2001, as amended and restated June 9, 2005, December 20, 2005, November 1, 2006, July 15, 2008, April 8, 2009,  December 10, 2010, December 15, 2011, June 14, 2012, March 21, 2013, December 18, 2013, September 17, 2014, December 17, 2014, December 16, 2015 and December 5, 2016.

3